File No.
82-3881

LER
OURCES INC.
E 500, 926 - 5 AVE. S.W.
LGARY, AB T2P 0N7 CANADA
L: (403) 269-6753
AX: (403) 266-2606
www.tylerresources.com TYS:CDNX

04010236

February 20, 2004

SUPPL

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3881
News Release Dated February 20, 2004

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

TYLER RESOURCES INC.

for Barbara O'Neill

dlw 3/3

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 04-07

NEWS FOR RELEASE: February 20, 2004

For Further Information Contact: **Jean Pierre Jutras or James Devonshire at 1-403-269-6753**
Web: www.tylerresources.com

Tyler Announces a Proposed $4 Million Financing

Tyler Resources Inc. is pleased to announce that it has engaged Northern Securities Inc. as lead agent to arrange a private placement financing of up to C$4 million (the "Offering"). The Offering will consist of a private placement of units priced at C$0.25 per unit, with each unit consisting of a common share and one half a common share purchase warrant. One full warrant is exercisable into one common share at a price of $0.35 per share for a period of 18 months from the date of issuance.

Tyler has filed with regulatory authorities a current Annual Information Form pursuant to multilateral Instrument 45-102 and all Units offered will be subject to a four month hold period in Canada. The Units will be offered by way of private placement exemption in certain provinces of Canada, and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

Northern Securities Inc. will receive a commission of 8% on the gross proceeds of the Offering and broker warrants equal to 8% of the number of units sold in the Offering. Northern Securities also has an over-allotment option of up to 10% of the total Offering.

The proceeds of the financing will be used to advance the Bahuerachi porphyry copper-gold project located in Mexico and for general corporate working capital

"James Devonshire"

James Devonshire
CEO/Director

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 04-07

NEWS FOR RELEASE: February 20, 2004

For Further Information Contact: **Jean Pierre Jutras or James Devonshire at 1-403-269-6753**
Web: www.tylerresources.com

Tyler Announces a Proposed $4 Million Financing

Tyler Resources Inc. is pleased to announce that it has engaged Northern Securities Inc. as lead agent to arrange a private placement financing of up to C$4 million (the "Offering"). The Offering will consist of a private placement of units priced at C$0.25 per unit, with each unit consisting of a common share and one half a common share purchase warrant. One full warrant is exercisable into one common share at a price of $0.35 per share for a period of 18 months from the date of issuance.

Tyler has filed with regulatory authorities a current Annual Information Form pursuant to multilateral Instrument 45-102 and all Units offered will be subject to a four month hold period in Canada. The Units will be offered by way of private placement exemption in certain provinces of Canada, and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

Northern Securities Inc. will receive a commission of 8% on the gross proceeds of the Offering and broker warrants equal to 8% of the number of units sold in the Offering. Northern Securities also has an over-allotment option of up to 10% of the total Offering.

The proceeds of the financing will be used to advance the Bahuerachi porphyry copper-gold project located in Mexico and for general corporate working capital

"James Devonshire"

James Devonshire
CEO/Director

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 04-07

NEWS FOR RELEASE: February 20, 2004

For Further Information Contact: **Jean Pierre Jutras or James Devonshire at 1-403-269-6753**
Web: www.tylerresources.com

Tyler Announces a Proposed $4 Million Financing

Tyler Resources Inc. is pleased to announce that it has engaged Northern Securities Inc. as lead agent to arrange a private placement financing of up to C$4 million (the "Offering"). The Offering will consist of a private placement of units priced at C$0.25 per unit, with each unit consisting of a common share and one half a common share purchase warrant. One full warrant is exercisable into one common share at a price of $0.35 per share for a period of 18 months from the date of issuance.

Tyler has filed with regulatory authorities a current Annual Information Form pursuant to multilateral Instrument 45-102 and all Units offered will be subject to a four month hold period in Canada. The Units will be offered by way of private placement exemption in certain provinces of Canada, and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

Northern Securities Inc. will receive a commission of 8% on the gross proceeds of the Offering and broker warrants equal to 8% of the number of units sold in the Offering. Northern Securities also has an over-allotment option of up to 10% of the total Offering.

The proceeds of the financing will be used to advance the Bahuerachi porphyry copper-gold project located in Mexico and for general corporate working capital

"James Devonshire"

James Devonshire
CEO/Director

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Tyler Resources Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.